Exhibit 1.01

Silicon Motion Technology Corp.

Conflict Minerals Report

For The Year Ended December 31, 2017

Cautionary Note Concerning Forward-Looking Statements: This Conflict Minerals Report contains forward-looking statements within the meaning of federal securities laws. These forward-looking statements include statements concerning Silicon Motion’s objectives for its conflicts mineral policy and compliance initiatives and actions it intends to take relating to conflict minerals. Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from currently anticipated results. When considering forward-looking statements, you should consider, among other factors, the risk factors described in the reports and other filings that Silicon Motion files with the United States Securities and Exchange Commission, including Silicon Motion’s Annual Report on Form 20-F for the year ended December 31, 2017, and its subsequent quarterly reports of financial information delivered on Form 6-K. The risk factors included in these filings are not exhaustive, and risks that are not identified therein could materially affect whether Silicon Motion realizes the results anticipated or implied by any forward-looking statements contained in this Conflict Minerals Report. Except as required by law, Silicon Motion disclaims any obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Introduction

This Conflict Minerals Report (this “Report”) for Silicon Motion Technology Corp. (“Silicon Motion” or “we” or “our”) covers the reporting period from January 1, 2017 to December 31, 2017 and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). This Report is filed as Exhibit 1.01 to our Specialized Disclosure Report on Form SD (the “Form SD”). A copy of this Report and the Form SD are publicly available on our website at http://www.siliconmotion.com.

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission (“SEC”) to disclose whether the tungsten, tantalum, tin, and gold (referred to as “3TG”) used in their products benefitted, directly or indirectly, armed groups in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”). This Report, which is an exhibit to our Form SD, describes the design and implementation of our conflict minerals due diligence measures undertaken in 2017, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in Silicon Motion’s products.

Our Background and Covered Products

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMCs, which are found in smartphones, PCs, commercial and industrial applications. We ship over 750 million NAND controllers annually and have shipped over five billion NAND controllers in the last ten years, more than any other company in the world. We also supply specialized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers, and leading OEMs.

Our supply chain is complex, and multiple tiers exist between the mines from which 3TG are extracted and its incorporation into our products. We do not purchase raw ore or unrefined conflict minerals directly and make no purchases in the Covered Countries. As a result and as described more fully below, we rely on our foundries and other suppliers to provide information on the origin of the 3TG contained in our products.

For all of our integrated circuits and SSD solutions, Silicon Motion has determined that one or more of the 3TG conflict minerals is necessary to the functionality or production of integrated circuits or SSD solutions. As a result, all of Silicon Motion’s marketed integrated circuits and SSD solutions are considered “covered products” for purposes of this Report.

Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1 and Form SD, Silicon Motion determined that conflict minerals are necessary to the functionality or production of our integrated circuits and SSD solutions and that conflict minerals are incorporated into our products during the manufacturing process. Accordingly, we undertook a reasonable country of origin inquiry (“RCOI”).

Silicon Motion’s RCOI consisted principally of submitting to our foundries and other suppliers the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with smelters and refiners, referred to as the Conflict-Free Sourcing Initiative (“CFSI”). We submitted the EICC/GeSI template to our foundries and other suppliers. We reviewed all responses for completeness, reasonableness, and consistency, and we followed up for corrections and clarifications as we determined appropriate.

Based on our RCOI, we were unable to conclusively determine that all of the 3TG used in our products did not originate in Covered Countries. As a result, we continued our analysis through due diligence described below.

Our Due Diligence Process

Silicon Motion’s due diligence measures were designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). The objectives of our diligence initiative were to determine, to the best of our ability, the source and chain of custody of the 3TG materials necessary for the functionality and/or production of our products; whether any such 3TG materials originated in the Covered Countries; and where such 3TG materials were determined to have originated in Covered Countries, whether armed groups directly or indirectly benefitted from such 3TG materials.

Due diligence measures that we implemented included, but were not limited, to the following:

1. Establishment of Internal Management Systems

a.	Conflict Minerals Policy. In 2013, Silicon Motion adopted and communicated to our foundries and other suppliers a written policy relating to the use of conflict minerals in our supply chain. A copy of our policy, our Conflict-Free Minerals Statement is publicly available at http://www.siliconmotion.com/assets/statfiles/Conflict-Free%20Minerals%20Statement.pdf

b.	Internal Management to Support Supply Chain Due Diligence. Silicon Motion has established an internal compliance team with members from our operations, finance, and legal functions, and these designated individuals are charged with the development and implementation of our conflict minerals program.

c.	Controls and Transparency. As described above, Silicon Motion undertook an RCOI with respect to conflict minerals in our supply chain by providing the CFSI template to each of our foundries and other suppliers to gather information about their use of 3TG, the smelters and refiners in their supply chain that are included in our products, and the countries of origin for 3TG used in our products.

d.	Supplier Engagement. Silicon Motion continues to engage actively with our foundries and other suppliers to strengthen our relationship with them. We have communicated to our foundries and other suppliers our commitment to source 3TG in a manner that does not, directly or indirectly, benefit armed groups in the Covered Countries, and we have communicated that we will consider alternative arrangements with other suppliers if our current vendors are unable to cooperate in our due diligence efforts.

e.	Grievance Mechanism. Silicon Motion’s code of conduct includes procedures for reporting violations, and we provide mechanisms for anonymous reporting of violations or concerns about the conduct of our business, including our implementation and enforcement of our Conflict Minerals Policy.

2. Identification and Assessment of Risks in the Supply Chain

Because of our position within our supply chain, identifying actors upstream from our foundries and other suppliers is difficult. We are a fabless semiconductor company that outsource the fabrication, assembly and testing of our integrated circuits to third parties and procure NAND flash memory chips and other components manufactured by others for use in our SSD solutions. As discussed above, we identified our foundries and other suppliers and relied on them to provide the necessary information about the source of conflict minerals contained in our products. Similarly, our foundries and other suppliers rely on information provided by their suppliers to provide information regarding the country of origin of 3TG included in our products.

3. Designing and Implementing a Strategy to Respond to Identified Risks

We have developed a formal risk management plan through which our conflict minerals program will be implemented, managed, and monitored. During calendar years 2013-17 and continuing into 2018, where foundries or other suppliers were unable to provide us with complete or reliable responses to the EICC-GeSI template, we considered these matters internally. To date, we have not identified any circumstances where we concluded that it was necessary to terminate any contract or relationship or find a replacement manufacturer or supplier as a result of conflict minerals matters.

4. Carrying Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with any smelters or refiners in our supply chain. As a result, we do not and cannot conduct any audits directly. Instead, we support the development and implementation of independent third party audits of smelters such as the CFSI’s Conflict Free Smelter Program (“CFSP”) by encouraging our foundries and other suppliers to purchase materials from audited smelters that have been validated as conflict-free under the CFSP.

5. Reporting on Supply Chain Due Diligence

In May 2018, we publicly filed the Form SD and this Report with the SEC. A copy of this Report and the Form SD are publicly available at www.siliconmotion.com. This Report includes information about the RCOI methodology utilized by the Company, the design of our due diligence process in conformance with the OECD Framework and a description of our products that incorporate conflict minerals necessary to the functionality or production of such products.